

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 14, 2010

Mr. Daniel F. Sansone
Senior Vice President
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

      Re: **Vulcan Materials Company**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 1-33841

Dear Mr. Sansone:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Mark Shannon
                    Branch Chief